

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
William M. Parent
President & CEO
Blue Hills Bancorp, Inc.
320 Norwood Park South
Norwood, MA 02062

Re: Blue Hills Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 23, 2014
File No. 333-194486

Dear Mr. Parent:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Nantucket Branch Acquisition, page 69

1.   Please refer to the response to comment 10 of our April 7, 2014 letter. We note that the waiver request that you submitted set forth that you would include Guide 3 information for the acquired loans and deposits; however, we are unable to locate those disclosures in the document. Please revise or advise.

2.   Please refer to the response to comment 11 of our April 7, 2014 letter. We note your revisions, which appear to set forth what you acquired, however we do not see revisions that set forth what the total purchase price was and how you paid it. Please revise accordingly.

3.	Please revise to present the pro forma adjustments in a self-balancing format such that the amounts disclosed in footnotes tie directly to the amounts in the pro forma adjustments column. For instance, note 2 states that $161M in cash was used to settle brokered deposits and short term borrowings while the related adjustments to liabilities is $151M.

Transactions with Certain Related Persons, page 139

4.	We note your response to comment 18 from our letter dated April 7, 2014. Please explain why you believe the statements from Instruction 4(c) of Item 404(a) of Regulation S-K are inapplicable. Please note that any loans to related persons that were outstanding at any point since January 1, 2012, or any such loans currently proposed, must be disclosed in this section. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Exhibits

5.	Please revise Exhibits 8.1 and 8.2 to explain why it is only "more likely than not" that the basis for the Stock Holding Company Common Stock purchased in the Offering by the exercise of subscription rights will be the purchase price thereof. Refer to Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Via E-mail
Michael J. Brown, Esq.